SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 33-30158-A

                           NOTIFICATION OF LATE FILING

(Check One):      [_] Form 10-K    [_] Form 11-K    [_] Form 20-F  [X] Form 10-Q
                  [_] Form N-SAR

                  For Period Ended: June 30, 2003

                  [ ] Transition Report on Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________


Part I - Registrant Information

Xstream Beverage Group, Inc.
..---------------------------------------
Full Name of Registrant

---------------------------------
Former Name if Applicable

621 NW 53rd Street, Suite 145
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33487
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City, State and Zip Code

Part II - Rules 12b-25(b) and ( c)
 ---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form - SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative
--------------------
State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.


Due to the acquisition of substantially all of the assets of two different beverage distributors, the Company was not able to provide its accountants with the requisite financial information to complete the consolidated statements. There will be no material adverse change in the operations of the Company from those previously reported in its Form 10-QSB for the period ended March 31, 2003.

Part IV - Other Information
 ---------------------------
(1) Name and telephone number of person to contract in regard to this notification.

         Barry Willson              561                       982-7997
         -------------           ----------                -------------------
         (Name)                  (Area Code)               (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X]  Yes          [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [  ]  Yes          [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         Xstream Beverage Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                          Xstream Beverage Group, Inc.

Date: August 14, 2003                          /s/ Barry Willson
                                               ---------------------------------
                                               By:   Barry Willson
                                               CEO and Director